UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                  Rollins, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   775711 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              B. Joseph Alley, Jr.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3400
                                 (404) 873-8688
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     3/15/04
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4                                               Page 2 of 14

================================================================================
1    Name of Reporting Person  S.S. or I.R.S. Identification No.
     of Above Person

          R. Randall Rollins
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                                       00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                   145,782***
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   22,159,327*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                   145,782***
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   22,159,327*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   22,305,109*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                          |X|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                             49.1 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       IN
================================================================================
* Does not include 94,354** shares of the Company held by his wife. Includes 21,231,277** shares of the Company held by RFPS Management Company I, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner. The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner. Also includes 928,050** shares of the Company held in three trusts of which he is a Co-Trustee and as to which he shares voting and investment power.

**      Mr. Rollins disclaims any beneficial interest in these holdings.

*** Includes 22,018** shares of the Company held as Trustee, Guardian, or Custodian for his children. Also includes 142 shares of 401(k) stock. Also includes options to purchase 90,000 shares, which are currently exercisable or will become exercisable within 60 days of the date hereof. This excludes options to purchase 60,000 shares that are not currently exercisable and will not become exercisable within 60 days of the date hereof.

CUSIP No. 775711 10 4                                               Page 3 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

         Gary W. Rollins
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

         00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                  853,159***
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   22,159,327*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                   853,159***
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   22,159,327*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   23,012,486*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares                                        |X|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                   50.5 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       IN
================================================================================

*        Does not  include  106,439**  shares of the  Company  held by his wife.
         Includes 21,231,277** shares of the Company held by RFPS Management Company I, L.P. of which RFA Management Company, LLC ("General Partner"), a Georgia limited liability company, is the general partner. The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee. LOR, Inc. is the manager of the General Partner. Includes 928,050** shares of the Company in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.

**       Mr. Rollins disclaims any beneficial interest in these holdings.

*** Also includes 23,208 shares of 401(k) stock. Also includes options to purchase 180,000 shares, which are currently exercisable or will become exercisable within 60 days of the date hereof. Excludes options to purchase 120,000 shares that are not currently exercisable and will not become exercisable within 60 days of the date hereof.

CUSIP No. 775711 10 4                                               Page 4 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                    Glen W. Rollins
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)|X|
                                                                          (b)|_|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                    00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                    393,765*
--------------------------------------------------------------------------------
8    Shared Voting Power

                                        0
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                    393,765*
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    393,765*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate  Amount in Row (11) Excludes  Certain Shares |X|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  0.9 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       IN
================================================================================

* Includes 72,584** shares of the Company held as Custodian/Guardian for minor children. Includes options to purchase 89,400 shares, which are currently exercisable or will become exercisable within 60 days of the date hereof. Does not include 18,301** shares of the Company held by his wife. Also includes 9,206 shares of 401(k) stock and 255 shares of common stock in the Employee Stock Purchase Plan. Excludes options to purchase 62,850 shares that are not exercisable and will not become exercisable within 60 days of the date hereof.

**       Mr. Rollins disclaims any beneficial interest in these holdings.

CUSIP No. 775711 10 4                                               Page 5 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                    RFPS Management Company I, L.P.
--------------------------------------------------------------------------------
2    Check  the   Appropriate   Box  if  a  Member  of  a  Group         (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                    00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or  2(E)                                         |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                 United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                   21,231,277
--------------------------------------------------------------------------------
8    Shared Voting Power

                                        0
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                   21,231,277
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   21,231,277
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                                 |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  46.8 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       PN
================================================================================

CUSIP No. 775711 10 4                                               Page 6 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                    RFA Management Company, LLC
--------------------------------------------------------------------------------
2    Check  the   Appropriate   Box  if  a  Member  of  a  Group         (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                                       WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   21,231,277*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   21,231,277*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   21,231,277*
--------------------------------------------------------------------------------

12   Check Box if the Aggregate  Amount in
     Row (11) Excludes  Certain Shares                                       |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  46.8 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       CO
================================================================================

*         Includes  21,231,277  shares owned by RFPS Management  Company I, L.P.
          (the "Partnership"). The reporting person is the general partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 775711 10 4                                               Page 7 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                    RFPS Investments I, L.P.
--------------------------------------------------------------------------------
2    Check  the   Appropriate   Box  if  a  Member  of  a  Group         (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                    00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   21,231,277*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   21,231,277*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   21,231,277*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  46.8 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       PN
================================================================================

*         Includes  21,231,277  shares owned by RFPS Management  Company I, L.P.
          (the "Partnership"). The reporting person is a limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 775711 10 4                                               Page 8 of 14

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                    LOR, Inc.
--------------------------------------------------------------------------------
2    Check  the   Appropriate   Box  if  a  Member  of  a  Group          (a)|X|
                                                                          (b)|_|

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                                       00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   21,231,277*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   21,231,277*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   21,231,277*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  46.8 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       CO
================================================================================

*         Includes  21,231,277  shares owned by RFPS Management  Company I, L.P.
          (the "Partnership"). The reporting person is the manager of the General Partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 775711 10 4                                               Page 9 of 14

================================================================================
1    Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person

                    LOR Investment Company, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                     (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

                                       WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power

                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power

                                   21,231,277*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                   21,231,277*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   21,231,277*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

                                  46.8 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

                                       CO
================================================================================

*         Includes  21,231,277  shares owned by RFPS Management  Company I, L.P.
          (the "Partnership"). The reporting person is the general partner of the limited partner of the Partnership. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.

CUSIP No. 775711 10 4                                              Page 10 of 14


Item 1.  SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D relates to the Common Stock, $1.00 par value, of Rollins, Inc., a Delaware corporation (the "Company"). The original
Schedule 13D ("13D") was filed on November 8, 1993 and was amended by Amendment No. 1 ("Amendment 1") on March 5, 1996. Amendment No. 2 ("Amendment 2") was filed on January 10, 2003. Amendment No. 3 ("Amendment 3") was filed on May 2, 2003. Amendment No. 4 ("Amendment No. 4") was filed on October 10, 2003. The principal executive office of the Company is located at:

                  2170 Piedmont Road, N.E.
                  Atlanta, Georgia   30324


Item 2.  IDENTITY AND BACKGROUND


     1. (a)    R. Randall Rollins is a person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c) Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services,, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board of Marine Products Company, Inc., engaged in the business of boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

        (d)    None.

        (e)    None.

        (f)    United States.


     2. (a)    Gary W. Rollins is a person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c) President, Chief Executive Officer and Chief Operating Officer of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

        (d)    None.

        (e)    None.

        (f)    United States.

     3. (a)    Glen W. Rollins is a reporting person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324

        (c) Vice President of Rollins, Inc., engaged in the provision of pest-control and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

        (d)    None.

        (e)    None.

CUSIP No. 775711 10 4                                              Page 11 of 14



        (f)    United States.

     4. (a) RFPS Management Company I, L.P. is a reporting person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c)    A Georgia limited partnership.

        (d)    None.

        (e)    None.

        (f)    United States.

     5. (a) RFA Management Company, LLC is a reporting person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c)    A Georgia limited liability company.

        (d)    None.

        (e)    None.

        (f)    United States.

     6. (a) RFPS Investments I, L.P. is a reporting person filing this statement.

        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c)    A Georgia limited partnership.

        (d)    None.

        (e)    None.

        (f)    United States.

     7. (a)    LOR, Inc. is a reporting person filing this statement.

        (b)    2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

        (c) A Georgia corporation owned and controlled by R. Randall Rollins, Gary W. Rollins, Rollins Family Members and Trusts benefiting Rollins Family Members.

        (d)    None.

        (e)    None.

        (f)    United States.


     8. (a) LOR Investment Company, LLC is a reporting person filing this statement.

CUSIP No. 775711 10 4                                              Page 12 of 14



        (b)    c/o LOR, Inc., 2170 Piedmont Road, N.E., Atlanta,  Georgia 30324.

        (c)    A Georgia limited liability company,  wholly owned by LOR, Inc.

        (d)    None.

        (e)    None.

        (f)    United States.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See 13D, Amendment 1, Amendment 2 and Amendment 3. On October 10, 2003, O. Wayne Rollins contributed 112,500 shares (which shares reflect a 1.5 for 1 stock split which was effective as of February 10, 2003) to RFPS Management Company I, L.P. (the "Partnership"). No consideration was given for the shares. On March 15, 2004, Glen W. Rollins agreed with the other reporting persons that he was part of a group consisting of himself and the other reporting persons.

Item 4.  PURPOSE OF TRANSACTION

     See 13D, Amendment 1, Amendment 2, Amendment 3, and Item 3 above. The transaction was effected for administration and collective management purposes. The reporting persons currently intend to hold the shares for investment.

        (a)-(j) None.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) See 13D, Amendment 1, Amendment 2, and Amendment 3.

        (c)     Not applicable.

        (d)     None.

        (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Glen W. Rollins has an informal agreement to vote his shares in concert with the other reporting persons. Otherwise, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

        (a) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 775711 10 4                                              Page 13 of 14



Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY I, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
---------------------------------------
By: Glenn P. Grove, Jr.
Its:  Assistant Secretary


R. RANDALL ROLLINS


GARY W. ROLLINS


RFPS INVESTMENTS I, L.P.


LOR, INC.


LOR INVESTMENT COMPANY, LLC

By: Glenn P. Grove, Jr. as attorney-in fact

/s/ Glenn P. Grove, Jr.
---------------------------------------
     Glenn P. Grove, Jr.

/s/ Glen W. Rollins
---------------------------------------
     Glen W. Rollins

CUSIP No. 775711 10 4                                              Page 14 of 14


EXHIBIT A


     The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY I, L.P.

RFA MANAGEMENT COMPANY, LLC

By:  LOR, Inc., Manager

/s/ Glenn P. Grove, Jr.
----------------------------------------
By: Glenn P. Grove, Jr.
Its:  Assistant Secretary


R. RANDALL ROLLINS


GARY W. ROLLINS


RFPS INVESTMENTS I, L.P.


LOR, INC.


LOR INVESTMENT COMPANY, LLC


By: Glenn P. Grove, Jr. as attorney-in fact

/s/ Glenn P. Grove, Jr.
---------------------------------------
     Glenn P. Grove, Jr.

/s/ Glen W. Rollins
---------------------------------------
     Glen W. Rollins